5: Annual Report

2004 Annual report

Cover: Satellite image of the Meadowbank regional study area covering approximately 10,000 sq. km.

Cumberland Resources Ltd. is a well financed mineral exploration and development company which is positioning itself to become a mid-tier North American gold producer. The company is advancing development of it's 100% owned Meadowbank Gold Project, host to Canada's largest pure gold open pit reserves. The shares of Cumberland are traded on the Toronto Stock Exchange and American Stock Exchange under the symbol CLG.

This document contains "forward-looking statements", including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 20F filed with the United States Securities and Exchange Commission (the "SEC").

2004 Highlights

Meadowbank Gold Project Achievements

  Completed a $9.0 million 2004 exploration and engineering program
  Improved resource size and definition by drilling 18,200 metres in 118 new drill holes
  Improved project economics by increasing planned open pit production, revising open pit scheduling and reducing capital costs
  Feasibility study results announced in early 2005
    Production profile           High-grade open pit
    Production forecast        316,000 ounces per year
    Cash cost estimate         US$224 per ounce
    Mine life forecast           8.3 years
    Capital costs estimate     US$227 million
  Proven and probable gold reserves of 2.8 million ounces establish Meadowbank as Canada's largest pure gold open pit reserves
  Achieved a remarkable discovery cost of US$12 per reserve ounce of gold
  Expanded the PDF deposit
  Advanced development permitting process with submission of the Meadowbank Draft Environmental Impact Statement
  Ended 2004 with working capital of $37.0 million
  Received the 2005 Sustainable Development Award from the Nunavut Mining Symposium

2005 Goals

  Complete the draft review process for development permitting
  Submit the Final Environmental Impact Statement and move towards completion of development permitting in early 2006
  Complete a $3.5 million 2005 exploration program to increase reserves and extend mine life
  Further improve the economics of project by refining capital and operating costs
  Evaluate available project financing alternatives

Message to Shareholders

In 2004, Cumberland overcame global market challenges by focusing on a re-design of the mine model for our 100% owned Meadowbank gold project located in Nunavut, Canada. This change in strategy was due to global escalations in the cost of fuel, steel and other construction items which impacted the preliminary capital cost estimates for the project.

The new mine design benefits from the hard work and technical expertise of the Meadowbank Feasibility Review Committee which is comprised of our in-house mine engineering and construction management team and our independent metallurgical, geotechnical and engineering team. The team considered in detail more than 40 technical and cost aspects of the project, and significantly improved the project during a period when cost pressures were very challenging. The exploration division also weighed into the re-design effort by completing 18,200 metres of infill drilling leading to larger more robust open pit designs.

Our 2004 efforts resulted in significant changes to the project design and economics including increased annual production, changes to open pit scheduling, addition of a conventional access road and an overall reduction in capital costs.

Bankable Feasibility Study

The feasibility study, concluded in early 2005, provides us with a firm economic basis to advance development of the project. Today, Meadowbank stands as the largest Canadian gold project planned for mine development in the next several years.
  Production profile             High-grade open pit
  Production forecast          316,000 ounces per year
  Cash cost estimate            US$224 per ounce
  Mine life forecast              8.3 years
  Capital costs estimate       US$227 million
  Rate of return (pre tax)     14.3%

(Assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.)

Moving Forward

In 2005, our efforts will focus on advancing the development permitting towards completion, further improving the economics of the project and assessing available project financing alternatives. We will also initiate a $3.5 million exploration program designed to explore for additional reserves and resources, and continue to evaluate further capital and operating cost reductions.

Advancing Meadowbank Towards Production

Provided all necessary permits and licenses are obtained in early 2006, allowing shipping of equipment and supplies, the project is currently scheduled to commence commercial production in mid-2008.

Exploration to Extend Mine Life

Cumberland has an excellent track record of discovering gold at Meadowbank and considerable opportunities exist to expand the known reserves and extend the operational life of the mine.

Meadowbank hosts 3.3 million ounces of measured and indicated resources and 0.5 million ounces of inferred resources. These resources now include 2.8 million ounces of proven and probable gold reserves - Canada's largest pure gold open pit gold reserves. The proven and probable reserves have been discovered at a remarkably low cost of approximately US$12 per reserve ounce of gold.

Our $3.5 million 2005 planned exploration program will focus on further additions to resources and reserves. The program will consist of drilling at and near existing deposits, including the PDF deposit which is not included in the scope of the current feasibility study, and grassroots exploration along the 25 kilometre Meadowbank gold trend.

Meadowbank will provide much needed long-term economic stimulus to Baker Lake and Nunavut

Socio- economic studies completed as a part of the Meadowbank overall impact assessment indicate 250 new jobs would be created during the operating mine. During the early operational life, an estimated 60 to 90 direct jobs will be created in the Kivalliq region of Nunavut, which had an estimated population of 7,500 people in 2001. Meadowbank operations are projected to improve the employment level in Baker Lake by over 20% and total expenditures on local wages, goods and services are estimated at approximately $300 million over the mine life and closure period.

In 2004, the gold sector continued to realize the effect of steadily increasing cost pressures. Canadian gold producers were also affected by the strength of our dollar which effectively neutralized much of the gain in US$ spot gold realized in the second half of the year. This combination of inflation and currency fluctuation continues to place formidable pressures on the gold industry and is forcing mine closures and reduced world production. While well financed, the exploration sector has not been discovering gold deposits at the feverish rate achieved in the 1980's and early 1990's. In fact, most of the Canadian gold mines found during this period are now nearing the end of commercial production. Ultimately, if cost pressures continue and production diminishes, gold prices will rise in tandem.

Cumberland is in a strong financial position to build on the successes achieved at Meadowbank in 2004 and early 2005. We ended 2004 with a very strong working capital position of $37.0 million and no debt. With a feasibility study forecasting gold production of 316,000 ounces per year with total cash costs estimated at US$224 per ounce over an 8.3 mine life, the Company remains focused and encouraged to advance Canada's largest pure gold open pit reserves towards production.

I would like to thank the Board, management and staff for their extraordinary efforts in 2004 and thank our shareholders for their outstanding support.

Kerry M. Curtis
President and Chief Executive Officer
April 14, 2005

2005 Open Pit Mine Plan

Meadowbank Gold Project

A Substantial Platform for Cumberland to Emerge as a Mid-Tier North American Gold Producer

Cumberland is focused on development of its 100% owned Meadowbank gold project located 70 kilometres north of the Hamlet of Baker Lake in the Kivalliq region of Nunavut, Canada.

High Grade, Low Cost Production Profile

Open pit gold production is forecast at 316,000 ounces per year with total cash costs estimated at US$224 per ounce over an 8.3 year mine life, based on a feasibility study completed in February 2005. The 2005 feasibility study incorporates significant improvements to the preliminary mine model as a result of a re-design completed in 2004 by Cumberland and the study manager, AMEC Americas Ltd.

Meadowbank Gold Project 2005 Feasibility*

Open Pit Mineral Reserves (Proven and Probable)	2,768,000 ounces
Mine Throughput a	2.73 Mtpa 7,500 tpd
Mine Life	8.3 years
Average Annual Production Rate Years 1 to 4 Life of Mine	376,000 ounces 316,000 ounces
Total Cash Cost per Oz. Years 1 to 4 Life of Mine	US$197 US$224
Payback Period	4 years
Pre-production Capital a	Cdn$302 million US$227 million

*The feasibility study has been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 ("NI 43-101"). The feasibility study assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

Canada's Largest Pure Gold Open Pit Reserves

The proven and probable open pit reserve estimate for the project is as follows:

Meadowbank Open Pit Gold Reserves
(Proven and Probable)*

Open Pit	Ore (t)	Au Grade (g/t)	Contained Ounces
Portage	11,180,000	4.27	1,534,000
Vault	8,469,000	3.18	866,000
Goose	2,247,000	5.09	368,000
Total	21,896,000	3.93	2,768,000

*The reserves have been prepared in accordance with NI 43-101. Mr. Mark Pearson, P.Eng Principal Mining Engineer with AMEC Americas Ltd. is the independent Qualified Person responsible for preparation of stated reserves. Reserves are a subset of resources.

Increases in Mill Throughput and Annual Production

The new mine design has increased the preliminary mill throughput by 36% to 7,500 tonnes per day, resulting in a 28% increase in estimated gold production to 316,000 ounces per year over an 8.3 year mine life. This was achieved without a significant increase in capital cost or energy consumption for the process plant and is a result of additional metallurgical test work completed in 2004.

Changes to Open Pit Scheduling Achieve Peak Production in Early Years

In the revised mine design, the high grade ores from the Portage and Goose Island open pits are scheduled to be mined in the first four to five years, allowing annual production to increase to an average 376,000 ounces over the first four years of production. Peak production is achieved in Year 1 with 421,000 ounces produced from the Portage pit.

Increased production in the early years of operation is a result of the 118 hole diamond drill program completed in 2004. Drill results from the Goose Island and Vault deposits improved the grade of the measured and indicated resources at the deposits, allowing the new, higher grade reserves from the Goose Island open pit to be moved forward (Year 2) in the mine schedule and improving the economics of the project.

Conventional Access Road Improves Economics

The new mine design also includes a proposed 102 kilometre long conventional access road to connect the project to the community of Baker Lake. Conventional road access will extend the access season, reduce on-site infrastructure requirements, improve efficiencies in construction scheduling and reduce overall operating costs.

Conventional Open Pit Mining

Three open pits are proposed at Meadowbank, the Portage, Goose Island and Vault pits. During Year 1 of operation, all of the ore material will come from the Portage pit (1,534,000 ounces of gold reserves). Selected waste material will be used to complete the construction of the Goose Island dykes with the remaining material hauled to a primary storage area.

With the completion of the Goose Island dyke, the high grade Goose Island pit (368,000 ounces of gold reserves) will commence production augmenting the ore flow from the Portage pit. These two pits will operate concurrently for a period of four years.

Production will commence at the Vault pit (866,000 ounces of reserves) in Year 4 as the Goose pit comes to a close. During the last two and half years of the project life, mining will be exclusively from the Vault pit.

Conventional Ore Processing

Mill processing will consist of primary gyratory crushing, grinding, gravity concentration, leaching and gold recovery in a carbon-in-pulp circuit. Extensive metallurgical testwork completed for the feasibility study indicates overall gold recovery will be 93.5% with approximately 40% typically recovered in the gravity circuit.

Advancing Meadowbank Towards Production

Permitting Process Moves Forward

In 2004, Cumberland advanced the permitting process from the project screening process to a "Part 5" Nunavut Impact Review Board (NIRB) full review.

The Company submitted a 34 volume Draft Environmental Impact Statement (DEIS) to NIRB. The DEIS report identifies the potential impacts the project will have on the local environment, socio-economic impacts, and the management and mitigation measures required to minimize the impacts of the project while maximizing the benefits.

The next stage of the permitting process requires Cumberland to file a Final Environmental Impact Statement to NIRB, after receiving guidelines from NIRB. NIRB would then make a development decision and provide it the Federal Minister. The Federal Minister would then make a development decision and issue a project certificate.

Proposed Engineering and Construction Schedule

The engineering and construction schedule for the project anticipates that all necessary NIRB approvals and licenses are obtained in early 2006 allowing shipping of equipment and supplies in the 2.5 month 2006 shipping season (mid-July to late September). Construction of the access road from Baker Lake to the Meadowbank site would commence in the fall of 2006. Upon completion of the access road a mine construction period of 18 months is required with production commencing in mid-2008.

Exploration to Expand Gold Reserves & Extend Mine Life

Historically, exploration has consistently returned additional resources, achieving a discovery cost of approximately US$12 per reserve ounce of gold. The 2005 exploration program will focus on the considerable opportunities that exist to expand the 2.8 million ounce reserve and further improve the economics of the project by extending the operational life of the mine.

The $3.5 million 2005 planned exploration program will consist of a two phased drill program (7,000 to 9,000 metres) at and near existing deposits and grassroots exploration along the 25 kilometre Meadowbank gold trend

Expansion of the Goose Island Deposit

Significant potential exists to expand the Goose Island deposit (368,000 ounces of open pit gold reserves) both along strike and in the down dip direction. The Phase I program will focus on expansion of high grade intersections yielded in the 2004 drill program.

South of the Goose Island Deposit

The Goose Island South target area is located approximately 300 metres south of the proposed Goose Island open pit. The target covers approximately 850 metres of prospective iron formation along strike from the Goose Island deposit. Phase I drilling will test stratigraphy where previous wide spaced drilling has intersected gold mineralization similar to the Goose Island deposit.

Expansion of the PDF Deposit

The PDF deposit, located 10 kilometres north of the Vault proposed pit, was expanded by drilling in late 2004. The deposit now hosts inferred gold resources of 73,000 ounces of gold in 507,000 tonnes grading 4.50 g/t gold, which are not included in the current mine plan. Wide spaced drilling in the Phase I program will focus on expansion potential of the deposit in the down dip direction and follow up on significant results from the 2004 program.

Phase II Exploration Program

The Phase II program will consist of up to 2,000 metres of drilling, grassroots exploration on favourable structures north of the Vault deposit, and follow-up exploration on numerous recently defined prospects situated both near the proposed open pits and across the property.

Long Term Commitment to the Community

Cumberland expanded its commitment to the community of Baker Lake by opening a Meadowbank Community Relations office in early 2004 and appointing a local resident as the full time Community Liaison Officer. Through this office, Cumberland will provide a mining resource centre for the community and will continue to learn about issues of concern to the local community.

Since 1995, exploration activities at Meadowbank have contributed almost $10 million (approximately 25% of total project expenditures) to the economy of the Kivalliq region of Nunavut. The development of mining operations at Meadowbank promises to provide a much greater economic stimulus that will be felt across the entire territory.

Studies indicate approximately 350 direct jobs will be created through construction and 250 direct jobs through operations. During the early operational life of the mine, direct project wages paid to workers from Baker Lake and the rest of the Kivalliq region could exceed $3 million annually with 60 to 90 jobs. Total expenditures on local wages, goods and services are estimated at approximately $300 million over the mine life and closure period.

Meliadine Gold Projects

The Meliadine projects are located 20 kilometres north of Rankin Inlet, Nunavut. The area is divided into two projects - Meliadine West and Meliadine East.

Meliadine West Project

Cumberland holds a 22% interest (carried to production) in the Meliadine West project. Comaplex Minerals Corp. is the Operator of the project. Cumberland received an annual $500,000 option payment from the Operator in January 2005 in accordance with the joint venture agreement signed in 1995. Beginning in January 2006, such annual option payment to Cumberland will increase to $1,500,000.

Primary activities during 2004 included ongoing resource evaluation of the Main Tiriganiaq deposit and further exploration of deeper targets (West Tiriganiaq zone) in preparation for feasibility study. A surface drill program consisting of 21 holes in 9,297 metres was completed in 2004.

In March 2005, Comaplex reported a revised resource estimate for the Meliadine West project. Using a high grade, selective approach to resource estimation, Comaplex estimated 853,000 ounces of indicated resources and 171,000 ounces of inferred resources in the Tiriganiaq deposit. A deeper resource, at some 400 metres below surface in the West zone, is estimated to contain an inferred resource of 311,000 ounces.

Comaplex is planning a $5 to $7 million exploration program for the summer of 2005.

Meliadine East Project

Cumberland has a 50% joint venture interest with partner Comaplex Minerals Corp. on the Meliadine East project. Cumberland is operator of the project. No work was completed in 2004.

Gold Reserves

Meadowbank Gold Project1
(100% Interest)

Reserves are a subset of resources.
Open Pit	Reserve Category	Tonnes	Grade (g/t)	100% Contained Ounces
Portage	Proven & Probable	11,180,000	4.27	1,534,000
Vault	Proven & Probable	8,469,000	3.18	866,000
Goose Island	Proven & Probable	2,247,000	5.09	368,000
Total	Proven & Probable	21,896,000	3.93	2,768,000

Gold Resources+

Meadowbank Gold Project2
(100% Interest)

Deposit	Resource Category	Tonnes	Grade (g/t)	100% Contained Ounces
Portage Area (1.5 g/t cutoff)	Measured & Indicated Inferred	12,298,000 528,000	4.7 4.3	1,865,000 73,000
Goose Island (1.5 g/t cutoff)	Measured & Indicated Inferred	2,541,000 1,740,000	5.5 4.5	449,000 252,000
Vault (2.0 g/t cutoff)	Measured & Indicated Inferred	8,507,000 1,223,000	3.7 3.8	1,012,000 149,000
Total	Measured & Indicated Inferred	23,346,000 3,491,000	4.4 4.2	3,326,000 474,000

Meliadine West Gold Project3
(22% carried to production interest)
From Comaplex Minerals Corp., March 2005

Tiriganiaq Deposit	Resource Category	Tonnes	Grade (g/t)	100% Contained Ounces	Cumberland Contained Ounces
Main	Indicated Inferred	2,467,000 417,000	10.8 12.7	853,000 171,000	188,000 38,000
West	Inferred	725,000	13.4	311,000	68,000

Meliadine East Gold Project4
(50% operating interest)

Deposit	Resource Category	Tonnes	Grade (g/t)	100% Contained Ounces	Cumberland Contained Ounces
Discovery	Indicated	1,841,000	6.7	397,000	198,000
Total	Indicated	1,841,000	6.7	397,000	198,000

1Meadowbank Gold Reserves

Proven and probable gold reserves are a subset of measured and indicated gold resources. The open pit mining reserves consist of the inventory of diluted and recovered measured and indicated blocks within the final pit designs. Inferred tonnage, within the final pit design, is not included within the reserve and has been added to waste.

The Meadowbank reserves (first quarter 2005) have been prepared in accordance with NI 43-101. Mr. Mark Pearson, P.Eng Principal Mining Engineer with AMEC Americas Limited is the independent Qualified Person responsible for preparation of stated reserves.

2Meadowbank Gold Resources

The Meadowbank resource estimates (first quarter 2005) were prepared in conformance with the requirements set out in National Instrument 43-101 under the direction of Mr. Steven J. Blower, P.Geo., of AMEC Americas Limited, who is an independent qualified person as defined by NI 43-101.

3Meliadine West Gold Resources

The Meliadine West project resource estimate (March 2005) was completed by Strathcona Mineral Services Limited as a manual estimate cross-referenced on cross and longitudinal section, and on plan. The resource estimate was completed on the Tiriganiaq deposit (Main and West zones). The resource estimate does not include other deposits in the project.

Details about the procedures and methodology used in the Strathcona resource estimate are included in the National Instrument 43-101 technical report filed under Comaplex Minerals Corp. on the SEDAR website.

4Meliadine East Gold Resources

All Meliadine East resources estimated (1997) by MRDI Canada, a division of AMEC E&C Services Limited. Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

+Gold Resources

Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document such as "mineral resources" and "inferred resources" that the SEC guidelines strictly prohibit us from including in our Form 20-F available from us at Suite 950 - 505 Burrard Street, Vancouver, B.C. V7X 1M4. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources - This document uses the term "indicated" resources. We advise US Investors that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources : This document uses the term "inferred" resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Cumberland Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2004

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cumberland Resources Ltd. (“Cumberland” or the “Company”) and compares its 2004 financial results to the previous two years.  This MD&A should be read in conjunction with the Company’s audited financial statements for the year-ended December 31, 2004 (the “Financial Statements”).  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Differences between Canadian and United States generally accepted accounting principles that would affect the Company’s reported financial results are disclosed in Note 15 of the Financial Statements.  This MD&A is made as of March 15, 2005.

This MD&A contains certain statements which may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States.  Forward-looking statements include, but are not limited to, statements regarding completion of mine feasibility studies, mine development programs, mineral resource estimates and statements that describe the Company’s future plans, objectives or goals.  Forward-looking statements involve various known and unknown risks and uncertainties, which may cause actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such statements.   As a result, readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates.  Important factors that could cause actual results to differ materially from the Company’s expectations include results of project feasibility studies and mine permitting activities, future gold prices, future prices of fuel, steel and other construction items, as well as other risk factors described in section 8 of this MD&A.

Additional information relating to Cumberland, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com.

Table of Contents

1.

Summary of Recent Activities and Business Outlook

2.

Business Overview

3.

Review of Financial Results

4.

Liquidity and Capital Resources

5.

Financial Outlook

6.

Foreign Currency, Interest Rate and Commodity Price Risk

7.

Disclosure of Outstanding Share Data

8.

Risk Factors

1. SUMMARY OF RECENT ACTIVITIES AND BUSINESS OUTLOOK

On February 24, 2005, Cumberland announced the results from the Feasibility Study (“Study”) on the Company’s 100% owned Meadowbank Gold Project located in Nunavut, Canada.  Initiated in 2003, completion of the Study was extended in early 2004 due in part to global escalations in the cost of fuel, steel and other construction items which impacted the preliminary construction cost estimates for the project.  The Study incorporates improvements to the Meadowbank mine model as a result of a re-design completed in 2004 by the Company and the study manager, AMEC Americas Ltd. (“AMEC”).  The most significant improvements are from increased annual production and mill throughput, changes to open pit scheduling, and a proposed 102 km conventional access road to connect the project to the community of Baker Lake.

The Study results contemplate an open-pit gold mine and assume a gold price and exchange rate of US$400 per ounce and US$0.75 per Cdn $1.00 respectively and full equity financing.  According to the Study, Meadowbank is projected to produce an average of more than 300,000 ounces of gold per year over an 8.3 year mine life.  Additional financial projections reflected in the Study include:

Meadowbank Gold Project Feasibility*

Proven and Probable Mining Reserves (contained ounces)	2.8 million
Average Cash Production Cost (per Ounce)	US$224
Payback Period	4.0 years
Total Pre-production Capital	US$225 million
Pre-tax Internal Rate of Return After-tax Internal Rate of Return	14.3% 10.7%
Pre-tax Net Present Value @ 0% After-Tax Net Present Value @ 0%	US$174 million US$115 million

Conventional open pit mining methods will be used to exploit the reserves of the project.  The proven and probable open pit reserve estimate for the three pits on the project is as follows:

Meadowbank Gold Project Open Pit Mining Reserves (Proven and Probable)**

Open Pit	Ore (t)	Au Grade (g/t)	Contained Ounces
Portage	11,180,000	4.27	1,534,000
Vault	8,469,000	3.18	866,000
Goose	2,247,000	5.09	368,000
Total		3.93	2,768,000

During 2004 the Company completed a two-phase exploration program at the Meadowbank property.  An additional 118 drill holes were completed on the property between April and September, 2004, resulting in improved resource definition for feasibility level open pit designs.  The second phase of the Company’s 2004 exploration program included testing for the potential expansion of the PDF deposit, additional exploration at the Phaser Lake target and initial exploration of the Jim Zone.  The drilling of the PDF deposit was successful in extending mineralization and the deposit remains open at depth.  A regional exploration program, including an airborne geophysical survey, was also completed in the northern area of the property with the objective of identifying new exploration targets.

In March 2005, the Company announced a planned $3.5 million exploration program at the Meadowbank property.  Subject to the availability of third-party drillers, the Company has planned 7,000 to 9,000 meters of diamond drilling to commence in April.  The two phased exploration program will focus on increasing gold reserves and resources and includes drilling targets at or near existing deposits and other grassroots exploration on the Meadowbank property.

The development of the Meadowbank Project is being reviewed under a NIRB Part 5 review as provided under Article 12 of the Nunavut Land Claims Agreement and existing Federal legislation.  The Company has submitted a Draft Environmental Impact Study (“DEIS”) to the Nunavut Impact Review Board (“NIRB”). The report identifies the potential impacts the Meadowbank Project will have on the local environment, socio-economic impacts, and the management and mitigation measures required to minimize the impacts of the project while maximizing the benefits.  The NIRB is presently reviewing the DEIS and following a period of review and initial hearings, Cumberland will prepare a final EIS document, which will include responses to matters raised through the NIRB review period.  The Company anticipates it could move into the Final EIS stage in the fall of 2005. Final approvals and licenses are anticipated in early 2006.

The engineering and construction schedule for the project assumes that all necessary NIRB approvals and licenses are obtained in early 2006 allowing shipping of equipment and supplies in the 2.5 month 2006 shipping season (mid-July to late September).  Construction of the access road from Baker Lake to the Meadowbank site would commence in the fall of 2006. Upon completion of the access road a mine construction period of 18 months is required with production commencing in mid-2008

Cumberland also holds a 22% interest (carried to production) in the Meliadine West gold project located in Nunavut Territory.  Comaplex Minerals Corp. is the Operator of the Meliadine West gold project.  Primary activities during 2004 at Meliadine West included ongoing resource evaluation of the Main Tiriganiaq deposit and further exploration of deeper targets (West Tiriganiaq zone) in preparation for feasibility study.  A surface drill program consisting of 21 holes in 9,297 metres was completed by the Operator in September, 2004.  The Operator reported that results from the final drill holes in the West Tiriganiaq zone indicate potential for additional gold resources at depth and along strike of the Main Tiriganiaq deposit.  The Operator further stated it intends to recalculate resources in the Main Tiriganiaq deposit and perform subsequent exploration with the goal of moving this deposit towards feasibility as quickly as possible.

During the second quarter, Kinross Gold Corporation reported that as of April 30, 2004, it had acquired (for investment purposes) a total of 4.8 million of the Company’s common shares, or 8.8% of the Company’s outstanding shares.  Since such date, Kinross has reported increases in its share interest in the Company to approximately 7.9 million shares or 14.3% of the Company’s outstanding shares.

*Meadowbank Feasibility Study (First Quarter 2005) – The feasibility study incorporates improvements to the mine model as a result of a re-design completed in 2004 by the Company and the study manager, AMEC Americas Ltd. (“AMEC”). Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”). The Study has been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 (“NI 43-101”).  Assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

**Meadowbank Gold Reserves (First Quarter 2005) - The open pit mining reserves have been prepared in accordance with NI 43-101. Mr. Mark Pearson, P.Eng Principal Mining Engineer with AMEC Americas Limited is the independent Qualified Person responsible for preparation of stated reserves.

2. BUSINESS OVERVIEW

The Company is in the business of developing, exploring and acquiring mineral properties, with an emphasis on gold, and is in the process of exploring and developing properties located in the Nunavut Territory in Northern Canada.

The Company is focused on the development of its 100% owned Meadowbank property, and has recently completed a feasibility study on such property.  The Company’s development plans at Meadowbank will depend on the Company’s ability to secure all requisite financing and mine permitting on a timely basis.

During 2004, the Company completed a $9.0 million work program at its 100% owned Meadowbank Gold Project, located in Nunavut, Canada.  The work program included a diamond drilling program to increase the open pit potential of the project in support of the ongoing feasibility study, as well as further exploration of the PDF deposit and other targets, and multi-disciplinary studies related to engineering and environmental components required for feasibility studies and mine development permitting.

The Company is the operator for its 50% joint venture interest in the Meliadine East exploration property, which is also located in Nunavut Territory in Northern Canada.  The Company’s share of exploration costs incurred in 2004 was $0.1 million.

The Company also has a 22% carried to production interest in the Meliadine West joint venture, and is receiving annual option payments from the joint venture partner of $500,000 per year (increasing to $1,500,000 per year in 2006) in accordance with an option agreement signed in 1995.  The Company’s share of exploration costs is being funded through a contingent non-recourse loan and is only repayable by the Company if commercial production is achieved and will be repaid only out of production cash flow.

Other than the annual option receipts from the operator of the Meliadine West joint venture, the Company currently has no other sources of operating revenue.  The Company has working capital of $37.0 million at December 31, 2004 and will require substantial additional financing to complete development of Meadowbank.

3. REVIEW OF FINANCIAL RESULTS

a) Selected Annual Information

The Company’s results of operations for the years ended December 31 are summarized below:

	2004	2003	2002
	$	$	$

Option receipts	500,000	500,000	500,000
Interest and other income	2,499,211	1,056,077	138,254
Exploration and development costs	(9,040,483)	(11,518,663)	(7,993,736)
General and administrative and other expenses	(2,590,258)	(1,990,241)	(1,341,615)
Stock based compensation expense	(1,900,013)	(1,481,612)	-

Loss for the period	(10,531,543)	(13,434,439)	(8,697,097)

Net loss per share, basic and fully diluted	($0.19)	($0.30)	($0.26)

Total assets	51,519,283	59,302,768	28,252,472
Total long-term liabilities	640,847	889,696	270,275
Shareholders’ equity	49,986,909	57,082,453	27,249,652
Dividends	n/a	n/a	n/a

This financial information has been reported in accordance with Canadian GAAP, and is denominated in Canadian Dollars, the Company’s reporting currency.  A reconciliation of the Company’s results of operations and financial position to US GAAP is provided in Note 15 of the Financial Statements.

b) Critical Accounting Policies and Estimates

The Company’s significant accounting policies are disclosed in Note 2 of the Financial Statements.  The following is a discussion of the critical accounting policies and estimates which management believes are important for an understanding of the Company’s financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Exploration and development of mineral property interests

Exploration costs are expensed as incurred.  Development costs are expensed until it has been established that a mineral deposit is commercially mineable and a production decision has been made by the Company to formulate a mining plan and develop a mine, at which point the costs subsequently incurred to develop the mine on the property are capitalized until mining operations commence.

As at December 31, 2004 the Company had not yet completed a positive economic analysis on any of its mineral properties and therefore all development costs were expensed in 2004.

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined.  Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value.  Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as measured, indicated or inferred resources with insufficient drill hole spacing to qualify as proven and probable mineral reserves and (ii) other mine-related or greenfield exploration potential that are not an immediate part of measured or indicated resources.  The Company’s mineral rights are generally enforceable regardless of whether proven and probably reserves have been established. The Corporation has the ability and intent to renew mineral rights where the existing term is not sufficient to recover undeveloped mineral interests.

Capitalized amounts (including capitalized development costs) are also written down if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property’s total carrying value.  Management of the Company reviews the carrying value of each mineral property periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

Site closure costs

Accrued site closure costs relate to the Company’s legal obligation to remove exploration equipment and other assets from it’s mineral property sites in Nunavut and to perform other site reclamation work.  Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $443,759 at December 31, 2004 based on the expected payments of $1,081,404 to be made primarily in 2017, discounted at interest rates of 8.5% or 10.0% per annum.

Accounting for stock-based compensation

The Company accounts for stock option awards granted to employees and directors under the fair value based method.  The fair value of the stock options at the date of grant is calculated using a Black-Scholes option pricing model and then amortized over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.  Prior to 2003 the Company had elected to recognize no stock compensation expense for grants to employees and directors where the stock option awards had no cash settlement features and the exercise price was equal to the stock price on the date of grant.

c) Results of Operations

2004 compared to 2003

The Company incurred a net loss of $10.5 million for the year-ended December 31, 2004, compared to a net loss of $13.4 million for the year-ended December 31, 2003.  The reduction in net loss during 2004 is primarily attributable to a $2.5 million reduction in exploration and development costs and a $1.5 million increase in the gain on investments in public companies, which were partially offset by increases in stock-based compensation expense and general and administrative and other expenses.

The Company had no operating revenues in either 2004 or 2003, as it had not commenced mining operations.  In both 2004 and 2003, the Company received the annual $500,000 option payment from the operator of the Meliadine West joint venture in accordance with an option agreement signed in 1995.

The most significant component of the Company’s net loss for both 2004 and 2003 was exploration and development costs related to Meadowbank.  During the years ending December 31, 2004 and December 31, 2003, the Company incurred exploration and development costs of $9.0 million and $11.2 million respectively on the Meadowbank project.  The $2.2 million reduction in 2004 is primarily attributable to the additional costs associated with the timely completion of the 2003 programs, including helicopter related costs, which resulted in higher exploration costs in 2003.  Consulting engineering costs related to completion of the Meadowbank feasibility study were also lower in 2004 than in the prior year.

The $9.0 million of costs incurred at Meadowbank during 2004, included (i) a $5.8 million field program, comprising two phases of drilling totaling approximately 18,200 meters designed to increase the open pit potential of the project in support of the ongoing feasibility study, and to further explore the PDF deposit and other targets, (ii) $1.4 million of costs related to the feasibility studies which commenced in early 2003 and (iii) $1.7 million in environmental permitting related costs.

The costs associated with the Company’s 22% carried interest in Meliadine West are being financed by way of a contingent non-recourse loan from the property operator which will only be repayable by the Company if commercial production is achieved and will be repaid only out of production cash flow.  In 2004, the joint venture completed a $3.8 million exploration program on this property.

General and administrative and other expenses increased from $2.0 million in 2003 to $2.6 million in 2004.  This increase primarily relates to the higher level of activity and required management staff in 2004 as well as higher corporate insurance costs.

Stock-based compensation expense increased from $1.5 million in 2003 to $1.9 million in 2004.  The stock-based compensation expense is a non-cash item based on the estimated fair value of stock options vesting during the year.  The total number of stock options granted in 2004 was comparable to 2003 and the average fair value of stock options granted in 2004 was lower than in the prior year, however, a significant portion of the 2003 option grants did not vest until 2004 resulting in a higher recorded expense in the current year.  The Company adopted the fair value based method of accounting for stock options on a prospective basis from January 1, 2003 (see 3(b) above, Critical Accounting Policies and Estimates).

Interest and other income increased from $1.0 million in 2003 to $2.5 million in 2004 due to the increased gains realized from sales of the Company’s investment in Eurozinc Mining.  During the year ended December 31, 2004 the Company sold 2,920,000 Eurozinc shares for a gain of $1.6 million compared to 266,666 shares sold in 2003 for a gain of $0.04 million.

2003 compared to 2002

The Company incurred a net loss of $13.4 million for the year-ended December 31, 2003, compared to a net loss of $8.7 million for the year-ended December 31, 2002.  The net loss increased during 2003 due to increases in project development costs at Meadowbank, increased general and administrative costs and increased stock-based compensation expense, partially offset by increased interest income.

The Company had no operating revenues in either 2003 or 2002, as it had not commenced mining operations.  In both 2003 and 2002, the Company received an annual $500,000 option payment from the operator of the Meliadine West joint venture in accordance with the option agreement signed in 1995.

The most significant component of the Company’s net loss for both 2003 and 2002 was exploration and development costs on the Meadowbank project.  During the years ending December 31, 2003 and December 31, 2002, the Company incurred exploration and development costs of $11.2 million and $7.9 million respectively on Meadowbank.  The $3.3 million increase in exploration and development costs at Meadowbank primarily relates to increased costs for project level feasibility studies and mine development permitting requirements.

The $11.2 million of costs incurred at Meadowbank during 2003, included (i) a $7.5 million field program, comprising two phases of infill drilling totaling approximately 21,000 meters designed to complete feasibility requirements as well as substantial environmental and field exploration programs, (ii) $1.9 million of costs related to the feasibility studies which commenced in early 2003 and (iii) $1.8 million in environmental permitting related costs.

In 2003, the Meliadine West joint venture completed a $2.1 million exploration program on this property.  The Company’s share of these costs was financed by the contingent non-recourse loan and would only be repayable if commercial production is achieved and will be repaid only out of production cash flow.

The substantial increase in general and administrative expenses for 2003 reflects the increased level of activity and required management staff in 2003 and the greater emphasis placed on public relations, including investor relations activities and financing activities.

The stock-based compensation expense of $1,481,612 is a non-cash item based on the estimated fair value of stock options granted and vested in 2003.  The fair value of stock options granted is calculated based on a Black-Scholes Option Pricing Model.  The Company adopted the fair value based method of accounting for stock options on a prospective basis from January 1, 2003 (see 3(b) above, Critical Accounting Policies and Estimates).  However, had compensation cost for stock-based compensation been recorded under the fair value based method in 2002, the Company’s net loss would have increased by $983,400 for the year-ended December 31, 2002.

Interest and other income increased substantially in 2003 primarily due to the significantly higher balances of cash and short-term investments resulting from approximately $43.7 million of additional funds that were raised during 2003 through a private placement and exercises of warrants and stock options.  In addition, interest and other income in 2002 also included a one-time charge of $0.3 million for the write-down of the Company’s investment in Eurozinc Mining.

d) Summary of Quarterly Results

The table below sets out the quarterly results, expressed in thousands of Canadian dollars, for the past eight quarters:

	2004				2003
	Fourth	Third	Second	First	Fourth	Third	Second	First

Option receipts	-	-	-	500,000	-	-	-	500,000
Other income	354,885	303,512	732,859	1,107,954	340,527	402,024	151,357	162,169

Exploration and development costs	(939,069)	(2,125,327)	(3,937,040)	(2,039,047)	(1,470,427)	(3,319,283)	(4,845,004)	(1,883,949)
Stock-based compensation	(194,272)	(1,276,206)	(204,845)	(224,690)	(810,562)	(125,600)	(211,850)	(333,600)
Other expenses	(557,591)	(554,831)	(760,328)	(717,507)	(576,326)	(652,359)	(487,024)	(274,532)

Net loss	(1,336,047)	(3,652,852)	(4,169,354)	(1,373,290)	(2,516,788)	(3,695,218)	(5,392,521)	(1,829,912)
Net loss per share	(0.02)	(0.07)	(0.08)	(0.03)	(0.05)	(0.08)	(0.14)	(0.05)

The majority of exploration costs are incurred in the second and third quarters of the fiscal year due to the seasonal weather conditions in Nunavut Territory.  Option receipts are received from the operator of the Meliadine West joint venture in the first quarter.

4. LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity at December 31, 2004 is cash and cash equivalents and short-term investments of $37.1 million (2003 - $46.4 million).  The majority of this amount is invested in highly liquid Canadian dollar denominated investments in investment grade debt and banker’s acceptances, with maturities through March 7, 2005.  The counter-parties include corporations and financial institutions.

The Company’s principal sources of cash during the 2004 were proceeds from the sale of shares in Eurozinc Mining ($1.7 million), the issuance of common shares from the exercise of stock options and warrants ($1.5 million) and option receipts from the operator of the Meliadine West joint venture ($0.5 million).

The Company used $10.4 million in operating activities, primarily for exploration and development costs on the Company’s 100% owned Meadowbank property.  The Company also had capital expenditures of $1.2 million during the year, primarily related to equipment required for mine construction.

At December 31, 2004 the Company had working capital of $37.0 million as compared to $45.8 million at December 31, 2003.  The following is a summary of the Company’s outstanding contractual obligations and commitments as at December 31, 2004:

	Payments due by period

		Less than	1 to 3	4 to 5	After
	Total	1 year	years	years	5 years

Capital lease obligations	609,968	404,973	204,995

Operating lease obligations	470,556	221,556	249,000

Contingent payments (1)	1,200,000		1,200,000

Site closure costs (2)	1,081,404				1,081,404

Total contractual obligations	3,361,928	626,529	1,653,995	-	1,081,404

(1)   The Company has three employment contracts in place that provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future.

(2)   The Company has estimated future costs of $1,081,404 to be incurred primarily in 2017 related to the Company’s legal obligation to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.

The Company has committed to use certain third party mobile equipment between 2005 and 2007. Whereas the ultimate commitment amount will depend on usage, the maximum commitment amount is approximately $4 million.

The Company also has a contingent loan balance which totals $15,121,045 as December 31, 2004 [2003 - $13,726,265]. This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

5. FINANCIAL OUTLOOK

The outlook for the Company continues to be heavily weighted to the successful permitting, development and exploitation of the Meadowbank Gold Project.  Assuming that all required permits are received and a final production decision is made by the Company with respect to Meadowbank, substantial long-term financing would be required to develop and construct the property.  Currently, the Company anticipates that such financing would be derived from a combination of debt and equity financing.

The ultimate success of Meadowbank will be dependent on, among other factors, the U.S. dollar price of gold as well as the U.S. dollar currency exchange rate relative to the Canadian dollar.  In addition, if the Company were able to partially finance the development of Meadowbank with long-term debt financing, the Company’s future profitability would likely be sensitive to market interest rates.

During 2005, the Company plans to incur approximately $3.5 million in exploration costs at Meadowbank, subject to the availability of third-party drillers.  An additional $3.1 million is budgeted for feasibility and engineering costs, environmental permitting and other Meadowbank development activities.  The Company’s 2005 budgeted expenditures for general and administrative costs are $1.4 million.  In addition, the Company expects to incur approximately $1.0 million on other corporate expenses (consisting of insurance, public relations, investor relations and stock exchange listing costs).

During 2005, the Company’s share of exploration costs on its joint venture interest in Meliadine West will once again be fully financed via the Company’s contingent non-recourse loan arrangement with the operator of the Meliadine West joint venture.

As of December 31, 2004, the Company held approximately 1.5 million shares of Eurozinc Mining Corporation (Eurozinc) with a market value of $1.0 million, based on the quoted share trading price at year-end.  This amount may not be reflective of what the Company would realize on liquidation of its investment.

6.  FOREIGN CURRENCY, INTEREST RATE AND COMMODITY PRICE RISK

The Company has not commenced mining operations and accordingly, has no gold operating revenues.  However, future fluctuations in the price of gold could impact the Company’s ability to secure future financing on the Company’s existing mineral property interests.  Fluctuations in the price of commodities required for the construction and operation of a gold mine, including fuel and steel, could also impact the economics of the project and the Company’s ability to secure future financing.

At December 31, 2004 the Company does not have significant foreign currency assets or liabilities and does not incur significant expenses in foreign currencies.  Consequently, the Company is not currently subject to significant foreign exchange risk.

Other than the capital lease obligations, the Company has no interest bearing long-term liabilities.  However, the rate of return on the Company’s portfolio of short-term investments and cash equivalents is subject to change based on movements in market interest rates.

The Company does not currently engage in any hedging or derivative transactions to manage these risks.

7. DISCLOSURE OF OUTSTANDING SHARE DATA

The following is a summary of changes in outstanding shares and stock options since December 31, 2004:

	Stock options outstanding	Common shares outstanding	Share capital $
Balance, December 31, 2004	3,268,628	54,973,941	112,404,856
Stock options exercised	-	-	-
Balance, March 15, 2005	3,268,628	54,973,941	112,404,856

8. RISK FACTORS

Speculative Nature of Mineral Exploration and Uncertainty of Development Projects

Mineral exploration is highly speculative in nature, involves many risks and is frequently not productive. There can be no assurance that our exploration efforts will be successful. Success in identifying and increasing mineralized material and converting such mineralized material to resources and reserves is the result of a number of factors, including the quality of a company’s management, its level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineral resources are discovered, it may take many years  until production is possible, if at all, during which time the economic feasibility of production may change. Substantial expenditures are required to establish mineral resources  and proven and probable reserves through drilling, to determine the optimal metallurgical process to extract metals from the ore and to construct mining and processing facilities and related access, transportation, power and fuel infrastructures, particularly in environmentally sensitive remote locations, such as the areas of Nunavut where our properties are located. As a result of these uncertainties, no assurance can be given that our exploration programs will result in commercial mining operations.

Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of mineral resources and proven and probable reserves and cash operating costs are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production. If we should ultimately be successful in achieving commercial production at Meadowbank, our project operations, including mining, transportation of materials and shipping, may be adversely affected by severe climatic conditions, due to the remote northern location of such project.

Operations Risks

The business of exploratory searches for minerals and the business of mining is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavourable operating conditions and bullion losses. Such risks could result in damage to, or destruction of mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Our properties are located at high latitudes and, as a result, conducting exploration, construction or mining operations may be hampered by severe weather conditions.

Risks of Non-Availability of Insurance

Where considered practical to do so, we maintain insurance against risks in the operation of our business in amounts, which we believe to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risks. We may become subject to liability for cave-ins, pollution or other hazards against which we cannot insure or against which we may elect not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities

Financing Risks and Dilution

Although we currently have sufficient financial resources to undertake our presently planned exploration and development program at Meadowbank, further exploration on, and development of, our mineral properties in Nunavut will require additional capital. In addition, a positive production decision on our Meadowbank project would require significant additional capital for project engineering and construction. Accordingly, the continuing exploration and development of our projects depends upon our ability to obtain equity and debt financing on reasonable terms. There is no assurance the Company will be successful in obtaining the required financing. If we are unable to acquire additional capital we will be forced to curtail exploration and development activities and general administrative spending and may seek to joint venture or farm-out some of our properties. In addition to the need to complete additional equity financings in order to advance our exploration and development projects, there are a number of outstanding securities and agreements pursuant to which our common shares may be issued in the future. This would result in further dilution to our shareholders.

Mineral Reserves and Resources

Our published mineral reserves and resources are estimated only and no assurance can be given that probable reserves or inferred, indicated and measured resources will be moved to higher confidence levels or that any particular level of recovery of minerals will in fact be realized or that identified mineral resources will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineral resources ultimately mined may differ from that indicated by drilling results and such differences could be material. While the Company’s reserves and resources are estimated by independent and experienced third parties, material changes in mineral reserves and resources, grades, stripping ratios, recovery rates, capital or operating costs (including fuel costs) and declines in the market price of gold may affect the economic viability of projects.  It cannot be assumed that mineral resources will ever be upgraded to reserves.

Limited Operating History: Losses

We have limited experience in the development of mines and in the construction of facilities required to bring mines into production. We have relied and may continue to rely upon external consultants and others for expertise in these areas. We may determine that it is not commercially feasible or it is impractical to commence commercial production on our projects or, if commenced, to continue commercial operations. We have no experience in mining or processing of metals.

We have experienced, on a consolidated basis, losses in all years of operations. As at December 31, 2004, our deficit on a consolidated basis totalled $65.7 million. All of our activities have been of an exploration nature. There can be no assurance that we will generate profits in the future.

Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of our common shares fluctuated from a high of $5.25 to a low of $1.72 within our two most recent fiscal years, being 2004 and 2003.  Share price fluctuations are likely to continue in the future.

Gold Price Volatility

The market price of gold is volatile and cannot be controlled. If the price of gold should drop significantly, the economic prospects of the projects in which we have an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of gold are discovered, a profitable market may exist for the sale of gold. Factors beyond our control could affect the marketability of any gold discovered or produced. Gold prices have fluctuated widely, particularly in recent years. The marketability of gold is also affected by numerous other factors beyond our control, including government regulations relating to royalties and allowable production, the effect of which cannot be accurately predicted.

Factors tending to affect the price of gold include:

•

- the relative strength of the U.S. dollar against other currencies;

•

- government sale or lending of gold bullion, and perceptions of their future intentions;

•

- government monetary and fiscal policies:

•

- expectations of the future rate of global monetary inflation and interest rates;

•

- general economic conditions and the perception of risk in capital markets;

•

- political conditions including the threat of terrorism or war and restrictions on holding of gold;

•

- speculative trading;

•

- investment demand for gold;

•

- supply of gold from production, disinvestments and scrap recycling.

Currency Fluctuations

Currency fluctuations may affect the operating revenue that the Company realizes in the future. Gold is sold throughout the world based principally on the U.S. dollar price, but most of the Company’s capital costs and expenses are expected to be incurred in Canadian dollars. The appreciation of the Canadian dollar against the U.S. dollar could result in a decrease in the Company’s future operating revenue in Canadian dollar terms. Conversely, a depreciation of the Canadian dollar against the U.S. dollar could result in an increase in the Company’s future operating revenue in Canadian dollar terms.

Impact of Price increases on Construction Items

The amount of capital costs associated with the development of a mining property is adversely impacted by escalations in the price of items related to construction, including steel, fuel, concrete and other construction consumables. Such price escalations are caused by numerous factors beyond the Company’s control.

Title Matters

Some of the mining claims in which we have an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. Such claims have not been converted to lease and tenure, and are, accordingly, subject to annual compliance with assessment work requirements. Other parties may dispute our title to mining properties. All of the claims on the Meadowbank property have been surveyed and converted to leases. While we have diligently investigated title to all mineral claims and, to the best of our knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Competition for Mineral Land

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered having commercial potential. We compete with other mining companies, many of which have greater financial resources than us, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Key Executives

We are dependent on the services of key executives, including our President and Chief Executive Officer, our Chief Financial Officer and a small number of highly skilled and experienced executives and personnel. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees may adversely affect our business and future operations.

Environmental and Other Regulatory Requirements

At present, none of our properties are at the development stage. However, when a property is identified as having economic potential, government approvals, permits and licences will be required. These approvals, permits and licences will include water licenses, land use permits, fuel storage permits, mine construction and mining operations licences, which include mine waste and tailings disposal sites. Delays in obtaining or any failure to secure such approvals, permits and licences could materially adversely affect our financial performance. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in our activities, the extent of which cannot be predicted. Before production can commence on any properties we must obtain regulatory approval and there is no assurance that such approvals will be obtained. Under the current regulations, approval to develop a mining operation at the Meadowbank gold project requires a thorough environmental review process conducted by the NIRB with final approvals by the Federal Government. Although the Company believes its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner, which could limit or curtail production or development.

Conflicts of Interest

Certain of our directors and officers serve as directors or officers of other natural resource companies or have significant shareholdings in natural resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. Under the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, our directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

Management's Responsibility for Financial Reporting

The financial statements and the information contained in the annual report are the responsibility of the Board of Directors and management.  The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles as set out in note 15.

The Audit Committee of the Board of Directors is composed of four Directors and meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company has developed and maintains a system of control to provide reasonable assurance that financial information is accurate and reliable.

The financial statements have been audited by Ernst & Young LLP, Chartered Accountants, who were appointed by the shareholders.  The auditors’ report outlines the scope of their examination and their opinion on the financial statements.

Michael L. Carroll Chief Financial Officer	Kerry M. Curtis President and Chief Executive Officer

Vancouver, Canada

March 10, 2005

AUDITORS’ REPORT

To the Shareholders of
Cumberland Resources Ltd.

We have audited the balance sheets of Cumberland Resources Ltd. as at December 31, 2004 and 2003 and the statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada March 10, 2005	Chartered Accountants

Cumberland Resources Ltd.

BALANCE SHEETS

(Canadian dollars)

As at December 31

	2004	2003
	$	$

ASSETS
Current
Cash and cash equivalents [note 3]	10,063,509	24,270,017
Short term investments [note 3]	27,062,928	22,142,993
Accrued interest receivable	216,499	433,086
Accounts receivable	109,317	188,702
Due from joint venturer	65,899	9,906
Prepaid expenses	384,541	67,873
Total current assets	37,902,693	47,112,577
Mineral property interests [note 4]	8,246,083	8,246,083
Capital assets, net [note 6]	4,676,302	3,679,703
Reclamation deposit [note 11(b)]	605,000	-
Investments in public companies [note 13]	89,205	264,405
	51,519,283	59,302,768

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	532,949	1,001,510
Current portion of capital leases [note 7]	358,578	329,109
Total current liabilities	891,527	1,330,619
Accrued site closure costs [note 8]	443,759	340,000
Capital leases [note 7]	197,088	549,696
Commitments and contingencies [note 11]
Shareholders’ equity
Share capital [note 9]	112,404,856	110,806,463
Contributed surplus [note 9[e]]	3,313,940	1,481,612
Deficit	(65,731,887)	(55,205,622)
Total shareholders’ equity	49,986,909	57,082,453
	51,519,283	59,302,768

See accompanying notes to financial statements

On behalf of the Board:

Director	Director

Cumberland Resources Ltd.

STATEMENTS OF LOSS AND DEFICIT

(Canadian dollars)

Year ended December 31

	2004	2003	2002
	$	$	$

REVENUE
Option receipts [note 4[c][v]]	500,000	500,000	500,000
Interest and other revenue	943,801	1,014,964	409,305
Gain (loss) on investments in public companies [note 13[a]]	1,555,409	41,113	(261,434)
Share of loss of equity accounted investee [note 13[b]]	—	—	(9,617)
	2,999,210	1,556,077	638,254

EXPENSES
Exploration and development costs [note 5]	9,040,483	11,518,663	7,993,736
Employee compensation	613,997	473,704	413,930
Stock-based compensation [note 9[d]]	1,900,013	1,481,612	—
Public and investor relations	324,330	447,003	294,706
Office and miscellaneous	476,240	449,454	302,591
Legal, audit and accounting	303,602	257,766	170,761
Other fees and taxes	191,421	211,013	48,807
Insurance	484,831	66,100	53,867
Depreciation and amortization	82,150	25,762	38,104
Accrued site closure costs - accretion expense [note 8]	31,759	10,119	7,277
Interest expense on capital leases	81,927	49,320	11,572
	13,530,753	14,990,516	9,335,351
Net loss for the year	10,531,543	13,434,439	8,697,097

Deficit, beginning of year	55,205,622	39,836,296	29,606,129
Share issue costs	(5,278)	1,934,887	1,533,070
Deficit, end of year	65,731,887	55,205,622	39,836,296

Loss per share – basic and diluted	$0.19	$0.30	$0.26

Weighted average number of shares outstanding	54,539,310	45,497,756	33,753,026

See accompanying notes to financial statements

Cumberland Resources Ltd.

STATEMENTS OF CASH FLOWS

(Canadian dollars)

Year ended December 31

	2004	2003	2002
	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(10,531,543)	(13,434,439)	(8,697,097)
Add (deduct) items not affecting cash:
Depreciation and amortization	82,150	25,762	38,104
Exploration related amortization	185,500	293,878	189,081
Accrued site closure costs - accretion expense	31,759	10,119	7,277
Gain (loss) on investments in public companies	(1,555,409)	(41,113)	261,434
Share of loss of equity accounted investees	—	—	9,617
Stock-based compensation	1,900,013	1,481,612	—
Net changes in non-cash working capital items:
Accrued interest receivable	216,587	(201,274)	(180,015)
Accounts receivable	79,385	(36,921)	(123,642)
Due from joint venturer	(55,993)	112,105	(116,928)
Prepaid expenses	(316,668)	(1,223)	(13,932)
Accounts payable and accrued liabilities	(468,561)	331,961	453,982
Cash used in operating activities	(10,432,780)	(11,459,533)	(8,172,119)

                                                                        FINANCING ACTIVITIES

Issuance of common shares	1,530,708	43,720,516	22,600,283
Share issue costs	5,278	(1,934,887)	(1,533,070)
Repayment of capital lease obligation	(323,139)	(315,415)	(50,905)
Cash provided by financing activities	1,212,847	41,470,214	21,016,308

                                                                        INVESTING ACTIVITIES

Purchase of capital assets	(1,192,249)	(1,988,715)	(417,776)
Short term investments, net	(4,919,935)	(4,955,301)	(12,323,726)
Reclamation deposit	(605,000)	—	—
Proceeds on sale of investments in public companies	1,730,609	56,708	—
Cash used in investing activities	(4,986,575)	(6,887,308)	(12,741,502)

                                                                        Increase (decrease) in cash and cash equivalents

during year	(14,206,508)	23,123,373	102,687
Cash and cash equivalents, beginning of year	24,270,017	1,146,644	1,043,957
Cash and cash equivalents, end of year	10,063,509	24,270,017	1,146,644

                                                                        Supplemental information:

Taxes paid	36,204	52,153	21,800
Interest paid	81,927	49,320	11,572

See accompanying notes to financial statements

Cumberland Resources Ltd.

Notes to the Financial Statements

(Canadian Dollars)

December 31, 2004

1. NATURE OF BUSINESS

Cumberland Resources Ltd. (the “Company”) is engaged in the business of developing, exploring and acquiring mineral properties in Canada, with an emphasis on gold, and is in the process of exploring properties located in the Nunavut Territory in Northern Canada. The recoverability of amounts shown for mineral property interests in the Company’s balance sheet are dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of its properties, the receipt of necessary permitting and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be a development stage enterprise as it has yet to generate significant revenue from operations.

2. SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As described in note 15, these principles differ in certain material respects from those that the Company would have followed had the financial statements been prepared in accordance with United States generally accepted accounting principles.

Certain prior year amounts have been reclassified to conform with the current year’s presentation.

b)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

c)   Exploration and development of mineral property interests

Exploration costs are expensed as incurred.  Development costs are expensed until it has been established that a mineral deposit is commercially mineable and a production decision has been made by the Company to formulate a mining plan and develop a mine, at which point the costs subsequently incurred to develop the mine on the property prior to the start of mining operations are capitalized.

Mineral property acquisition costs are capitalized until the viability of the mineral interest is determined.  Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value.  Capitalized amounts (including capitalized development costs) are also written down if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property’s total carrying value.  Management of the Company reviews the carrying value of each mineral property periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

d)

Stock-based compensation plan

The Company has a stock-based compensation plan which is described in note 9(d).  In 2003 the Company adopted the fair value based method of accounting for stock option awards granted to employees and directors, as prescribed by CICA 3870 Stock-based Compensation and Other Stock-based payments.  This change was adopted in the fourth quarter of 2003 and was applied on a prospective basis for all stock options granted after January 1, 2003 in accordance with CICA 3870.  Under this method, the fair value of the stock options at the date of grant is amortized over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital and the fair value of the stock options at the date of grant is reclassified from contributed surplus to share capital. Prior to January 1, 2003 the Company recognized no stock compensation expense for grants to employees and directors where the stock option awards had no cash settlement features and the exercise price was equal to the stock price on the date of grant.

Effective January 1, 2002 the Company adopted, on a prospective basis, the fair value based method of accounting for direct awards of stock and for stock option awards granted to non-employees.

e)

Capital assets

Capital assets are carried at cost, less depreciation and amortization. Depreciation and amortization of capital assets, that have been placed in service, is calculated on a straight line basis over the following terms:

Exploration equipment

3 to 12 years

Computer equipment

3 to 4 years

Office equipment

3 to 6 years

f)

Investments in public companies

Investments in shares of companies in which the Company has a significant influence are accounted for by the equity method.  Other investments in public companies are carried at cost, less provisions for other than temporary declines in value.

g)

Accrued site closure costs

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. A corresponding increase in the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in its initial measurement at fair value. The amount of the liability will be subject to re-measurement at each reporting period. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

h)

Income taxes

Income taxes are provided for in accordance with the liability method. Under the liability method of accounting for income taxes, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

i)

Flow-through shares

The Company has issued flow-through shares to finance some of its exploration activities. Such shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures. The amount of these tax benefits are renounced to investors in accordance with Canadian tax legislation. The Company records such share issuances by crediting share capital for the full value of cash consideration received.

For flow-through share issuances in prior years, the Company has recognized the future income tax liability related to the renounced tax benefits, and the offsetting future income tax asset, as share issue costs at the time the related expenditures are renounced.  In accordance with EIC-146 Flow-through shares, issued in March 2004, the Company now records future income tax assets that are caused by the renouncement of tax benefits as a recovery of income tax expense.

j)

Cash and cash equivalents

Cash equivalents includes those short-term money market instruments which have an original term to maturity of 90 days or less when acquired.

k)

Short-term investments

Short-term investments comprise highly liquid Canadian dollar denominated investments in investment grade debt and banker’s acceptances with terms to maturity of greater than 90 days but not more than one year.  Short-term investments are carried at the lower of cost or recoverable amount.

l)

Revenue recognition

Interest income on cash and cash equivalents and short-term investments is recognized as it is earned.

3. CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents are comprised of cash balances of $69,854 and $9,993,655 of highly liquid Canadian dollar denominated investments in investment grade debt and banker's acceptances, with terms to maturity of 90 days or less when acquired.  The counter-parties are financial institutions.  At December 31, 2004, these instruments were yielding a weighted average interest rate of 2.36% per annum.

Short-term investments comprise highly liquid Canadian dollar denominated investments in investment grade debt and banker’s acceptances with terms to maturity of greater than 90 days but not more than one year. Short-term investments are carried at the lower of cost or recoverable amount.  The counter-parties include corporations and financial institutions.  At December 31, 2004, these instruments were yielding a weighted average interest rate of 2.24%, with maturities through March 7, 2005.

The fair market value of the Company’s cash and cash equivalents and short-term investments approximates their carrying values at December 31, 2004 and 2003.

4. MINERAL PROPERTY INTERESTS

The Company holds the following mineral property interests:

		Book value
	Ownership	2004	2003
	interest	$	$

Meadowbank [a]	100%	8,049,093	8,049,093
Joint ventures
Meliadine East [b]	50%	—	—
Meliadine West [c]	22%	196,990	196,990
		8,246,083	8,246,083

[a]

Meadowbank

The Company acquired 60% of the mineral rights in Meadowbank, an exploration property in the Nunavut Territory in Northern Canada, during the 1993 acquisition of Asamera Mineral Inc. (“Asamera”) for consideration of $187,500. The remaining 40% was acquired from Comaplex Minerals Corporation (“Comaplex”) in 1997. In consideration for the remaining interest, the Company paid $3,200,000 in cash and issued 1,500,000 common shares and 1,500,000 warrants to purchase 750,000 additional shares until July 28, 1999 at $4.25 per share. These warrants have since expired.

[b]

Meliadine East

The Company acquired 50% of the mineral rights in Meliadine, an exploration property in the Nunavut Territory in Northern Canada, during the 1993 acquisition of Asamera. Comaplex is the owner of the remaining 50% interest. In 1995, the Company and Comaplex divided the Meliadine mineral rights into East and West in order to option Meliadine West to WMC International Ltd. (“WMCIL”) [note 4[c]].  The Company and Comaplex retained the balance of the Meliadine property (Meliadine East) subject to a right of first refusal in favour of WMCIL.

[c]

Meliadine West

In 1995, the Company and Comaplex granted WMCIL an option to earn up to a 56% interest in the Meliadine West property.  Details of the agreement are as follows:

[i]

WMCIL has earned the right to a 56% interest in the Meliadine West property by funding the first $12.5 million of exploration and development costs. WMCIL has provided a non-recourse contingent loan to each of the Company and Comaplex for their proportionate share of all exploration and development costs in excess of the original $12.5 million. These contingent non-recourse loans will be repaid only if commercial production is achieved and will be repaid only out of production cash flow.

[ii]

As at December 31, 2004 the Company’s share of the contingent non-recourse loan balance was $15,121,045 [2003 - $13,726,265], including interest which compounds semi-annually at the prime rate and totals $3,896,205 [2003 - $3,328,496]. Cumberland has the option of early repayment of the contingent loan.

[iii]

During the payback period the Company will control the net revenue from the proceeds of sale of 6% of minerals produced from the properties and prepared for sale under the agreement. After the non-recourse loans have been paid, revenues will be divided among WMCIL, the Company, and Comaplex on a proportionate interest basis.

[iv]

At any time prior to 60 days after the date commercial production is achieved, WMCIL has the option to purchase an additional 4% interest in the property from the Company and Comaplex (2% each), for a cash payment of $4 million and thereby increase its interest to 60%.  In addition to the cash payment, the Company’s portion of the then outstanding non-recourse contingent loan will be reduced by an amount equal to 2% of the total costs incurred by WMCIL on the Meliadine West property.

[v]

In order to maintain its interest, WMCIL must make annual option payments to both the Company and Comaplex on January 1st of each year prior to commercial production. The payments began in 1995. In 2004, the Company received a payment of $500,000 [2003 - $500,000]. If commercial production is not achieved, the Company will receive $500,000 in 2005 and $1,500,000 per year beginning in 2006.

[vi]

In the event of termination of the agreement by WMCIL, WMCIL retains no interest in the mineral claims and the claims for the Meliadine West property are to be transferred back to the Company and Comaplex. No further cash payments by WMCIL will be required after termination and the non-recourse loan from WMCIL to the Company will be forgiven.

[vii]

On October 8, 2003 Comaplex announced that it had acquired WMCIL (Comaplex and WMCIL hereafter collectively referred to as the “Meliadine West Operator”).  The Meliadine West Operator continues to hold, subject to its obligations to the Company, the right to perfect a 78% interest in the Meliadine West project by financing 100% of the project to commercial production.

[viii]

On January 1, 2005, the Company received the annual option payment of $500,000 from the Meliadine West Operator [see note 4[c][v]].

5. EXPLORATION AND DEVELOPMENT COSTS

The following is a summary of exploration and development costs incurred by the Company:

	2004	2003	2002
	$	$	$

Meadowbank (100% interest):
Drilling	1,740,307	2,021,302	1,626,252
Transportation and freight	1,813,192	2,135,673	2,227,773
Contracts and personnel	1,239,684	1,814,679	1,963,107
Supplies and equipment	710,243	1,142,310	1,176,380
Other exploration costs	313,617	450,981	423,908
Environmental and permitting costs	1,732,749	1,769,786	470,241
Feasibility and engineering	1,400,532	1,900,258	—
	8,950,324	11,234,989	7,887,661

Meliadine East (50% interest):
Exploration costs	142,007	602,179	231,895
Recoveries from joint venture partner	(65,899)	(318,505)	(126,472)
	76,108	283,674	105,423

Other projects	14,051	—	652

Total exploration and development costs	9,040,483	11,518,663	7,993,736

Since the inception of the Meadowbank and Meliadine East projects, the Company has incurred $43,178,127 and $4,159,745, respectively, in exploration and development expenditures.  The Company’s 22% interest in Meliadine West is carried to production and the Company does not incur exploration expenditures on this property [see note 4[c]].

6. CAPITAL ASSETS

	Accumulated	Net
Cost	amortization	book value
$	$	$

                                                                        2004

Exploration equipment	1,408,823	864,885	543,938
Computer equipment	261,878	142,795	119,083
Office equipment	120,790	115,548	5,242
Construction in progress	4,008,039	-	4,008,039
	5,799,530	1,123,228	4,676,302

                                                                        2003

Exploration equipment	1,408,823	679,384	729,439
Computer equipment	121,604	85,280	36,324
Office equipment	114,692	90,914	23,778
Construction in progress	2,890,162	—	2,890,162
	4,535,281	855,578	3,679,703

Construction in progress includes leased assets with a net book value of $980,000 [2003 - $980,000].  Exploration equipment includes leased assets with a net book value of $107,717 [2003 - $129,912], net of accumulated depreciation of $157,408 [2003 - $135,213].

7. CAPITAL LEASES

As at December 31, 2004 the Company has entered into capital lease agreements with a weighted interest rate of 11.6%. The obligation at December 31 is comprised as follows:

	2004	2003
	$	$

Total future lease payments	609,968	1,014,941
Less: interest	54,302	136,136
	555,666	878,805
Less: current portion	358,578	329,109
Long term portion of capital leases	197,088	549,696

The future capital lease payments are required over the next two years as follows:

$

2005	404,973
2006	204,995
609,968

8. ACCRUED SITE CLOSURE COSTS

Accrued site closure costs relate to the Company’s legal obligation to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.

Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $443,759 at December 31, 2004 [2003 - $340,000] based on the expected payments of $1,081,404 [2003 - $1,066,362] to be made primarily in 2017, discounted at interest rates of 8.5% or 10.0% per annum.

The liability for accrued site closure costs is comprised as follows:

	2004	2003
	$	$

Accrued site closure costs, beginning of year	340,000	119,052
Additional liabilities incurred during the year	72,000	210,829
Accrued site closure costs - accretion expense	31,759	10,119
Accrued site closure costs, end of year	443,759	340,000

The total impact of the site closure costs on the Company’s statements of loss is as follows for the years ended December 31:

	2004	2003	2002
	$	$	$

Additional exploration related amortization	3,168	68,991	13,230
Accrued site closure costs - accretion expense	31,759	10,119	7,277
	34,927	79,110	20,507

9. SHARE CAPITAL

[a]

Common shares

At December 31, 2004, the Company has an unlimited number of authorized common shares with no par value (December 31, 2003 – 100,000,000 authorized with no par value).  Common shares have been issued for the following consideration:

	Shares	Value
	#	$

Balance, December 31, 2001	30,054,369	44,485,665
Shares issued upon exercise of options	287,500	352,375
Shares issued upon exercise of warrants (v)	776,480	1,072,908
Common shares issued (ii)	4,000,000	10,400,000
Flow through shares issued (ii) and (iii)	4,000,000	10,775,000
Balance, December 31, 2002	39,118,349	67,085,948
Shares issued upon exercise of options	1,487,500	2,754,550
Shares issued upon exercise of warrants (i), (ii), (iii) and (iv)	2,616,895	6,665,965
Common shares issued (i)	10,000,000	31,000,000
Flow through shares issued (i)	1,000,000	3,300,000
Balance, December 31, 2003	54,222,744	110,806,463
Shares issued upon exercise of options	598,372	1,078,429
Shares issued upon exercise of warrants (i)	152,825	519,964
Balance, December 31, 2004	54,973,941	112,404,856

(i)

During the year ended December 31, 2003 the Company completed a bought-deal financing for 10,000,000 units for gross proceeds of $31,000,000 and 1,000,000 flow-through common shares for gross proceeds of $3,300,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each of the 5,000,000 whole warrants entitled the holder to subscribe for one additional common share at a price of $3.75 per share until July 29, 2004.  30,825 of these warrants were exercised in 2003, an additional 20,000 of these warrants were exercised in 2004, and the balance expired unexercised.  In conjunction with this common share issuance, 550,000 warrants were issued to the broker to purchase 550,000 shares of the Company on or before July 29, 2004 at an exercise price of $3.35 per share.  132,825 of these warrants were exercised in 2004 and the balance expired unexercised.

(ii)

During the year ended December 31, 2002 the Company completed a private placement of 4,000,000 units at a price of $2.60 per unit for gross proceeds of $10,400,000. Each unit consisted of one common share and one half of a non-transferable share purchase warrant. Each of the 2,000,000 whole warrants was exercisable for the purchase of one common share of the Company at a price of $3.00 per share until June 17, 2003. During 2003, 1,294,750 of these warrants were exercised, the balance expired unexercised. In connection with this private placement, the underwriters exercised their option to purchase an additional 1,500,000 flow-through common shares priced at $2.85 per share for gross proceeds of $4,275,000. The underwriters were also issued 440,000 warrants to purchase 440,000 common shares of the Company until June 17, 2003 at an exercise price of $2.75 per share. During 2003 all of these warrants were exercised.

(iii)

During the year ended December 31, 2002 the Company completed a private placement of 2,500,000 flow-through common shares for gross proceeds of $6,500,000. In connection with this private placement, 200,000 warrants were issued to the brokers to purchase 200,000 shares of the Company at an exercise price of $2.60 per share, exercisable until December 22, 2003. All of these warrants were exercised in 2003.

(iv)

During the year ended December 31, 2003, warrants to purchase 651,320 common shares were exercised at exercise prices of $0.85, $1.10 and $1.50 per share.  These warrants were issued in connection with flow through financings completed in 2001.

(v)

During the year ended December 31, 2002, warrants to purchase 776,480 common shares were exercised at exercise prices of $0.85, $1.10, $1.25 and $1.50 per share. These warrants were issued in connection with flow through share financings completed in 2001 and 2000.

[b]

Flow-through shares

The flow-through shares issued effectively pass on tax credits associated with Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) funded by the proceeds of the shares. The entire amount of the proceeds were renounced to the subscribers as tax benefits. As at December 31, 2003 the Company was committed to spend the unused proceeds from flow-through share issuances of $2,368,522 on qualifying Canadian exploration activities.  This entire amount was spent on qualifying activities in 2004 and there are no unused flow-through proceeds as at December 31, 2004.

[c]

Warrants

As at December 31, 2004 the Company has no warrants outstanding.  At December 31, 2003 there were 5,519,175 warrants outstanding to purchase 5,519,175 common shares of the Company at a weighted average exercise price of $3.71 per share until July 29, 2004. If the Company’s shares traded at or above $4.25 per share for any 20 consecutive day period between November 29, 2003 and March 29, 2004 then 4,969,175 of these warrants would have expired on the later of April 29, 2004 and the date which is 25 days following the giving of notice by the Company to the warrant holders. The Company’s share price did not trade above $4.25 for a 20 consecutive day period.  152,825 of these warrants were exercised in 2004 for proceeds of $519,964 and the balance expired unexercised.

[d]

Stock options

Under the Company’s Incentive Share Option Plan of 1995 (as amended), options to purchase common shares of the Company may be granted to employees, non-employees and directors of the Company for terms up to ten years at an exercise price equal to the market price prevailing on the day immediately preceding the date of the grant. Unvested options previously granted will be cancelled upon leaving the employ of the Company

At December 31, 2004 there are options outstanding and exercisable to issue 3,268,628 shares of the Company [December 31, 2003 – 2,804,500]. The price of these options ranges from $0.80 to $4.85 and their expiry dates range from July 31, 2005 to May 13, 2013. At December 31, 2004, 4,958,894 common shares were reserved for issuance pursuant to the employee incentive share option plan.

The following table summarizes information about the share options outstanding and exercisable at December 31, 2004:

	Outstanding			Exercisable
Range $	Total # of shares	Weighted average exercise price	Weighted average contract life remaining (years)	Total # of shares	Weighted average exercise price

0.80 - 1.85	262,500	1.24	1.90	225,000	1.14
2.00 - 2.65	2,638,628	2.16	3.88	2,298,628	2.16
3.56 - 4.85	367,500	4.78	3.89	367,500	4.78
	3,268,628	2.38	3.72	2,891,128	2.42

Option activity for the three preceding years is as follows:

	2004		2003		2002
	Shares #	Weighted average exercise price $	Shares #	Weighted average exercise price $	Shares #	Weighted average exercise price $

Options outstanding, beginning of year	2,804,500	2.62	3,050,000	1.81	2,313,000	1.63
Exercised	(598,372)	1.69	(1,487,500)	1.85	(287,500)	1.23
Granted	1,155,000	2.11	1,242,000	3.68	1,065,000	2.07
Expired	(60,000)	1.61	—	—	(40,500)	2.14
Cancelled	(32,500)	4.55	—	—	—	—
Options outstanding, end of year	3,268,628	2.38	2,804,500	2.62	3,050,000	1.81

Effective July 30, 2004 the Company repriced 277,000 options previously granted to non-insider employees with a weighted average exercise price of $4.73.  As a result of this repricing, these options now have an exercise price of $2.02, with no change to the vesting terms or expiry dates.  An additional $81,734 of stock-based compensation expense was recognized in 2004 with respect to this repricing.

In the year ended December 31, 2004, the stock options granted had a weighted average fair value of $1.17 [2003 - $1.91].  Under the fair value method, the total fair value of stock compensation is amortized over the vesting period resulting in stock compensation expense of $1,900,013 for the year ended December 31, 2004 [2003 - $1,481,612].  Had stock-based compensation costs been recorded under the fair value based method in 2002, the Company’s net loss for the year ended December 31, 2002 would have increased by $983,400 and the loss per share would have increased by $0.03 per share.

The fair value of stock options is estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2004	2003	2002

Expected option life	4.5 years	4.9 years	3.8 years
Expected volatility factor	65.8%	59.0%	54.8%
Risk-free interest rate	4.0%	4.1%	4.0%
Expected dividends	None	None	None

[e]

Contributed surplus

Contributed surplus is comprised as follows:

$

Balance, December 31, 2001 and 2002	-
Stock-based compensation expense	1,481,612
Balance, December 31, 2003	1,481,612
Stock-based compensation expense	1,900,013
Transfer to share capital for exercise of stock options	(67,685)
Balance, December 31, 2004	3,313,940

10. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of December 31 are as follows:

	2004	2003
	$	$

Future tax assets:
Mineral property interests	11,397,000	8,373,000
Investment tax credits	705,000	224,000
Investments in public companies	178,000	170,000
Capital assets, including lease obligations	1,000	44,000
Asset retirement obligations	153,000	117,000
Share issue costs	628,000	889,000
Total future tax assets	13,062,000	9,817,000
Valuation allowance for future tax assets	(13,062,000)	(9,817,000)
Net future tax assets	—	—

At December 31, 2004, the Company has cumulative Canadian Exploration Expenses (CEE) of $41,600,000 [2003 - $32,603,000] and cumulative other resource pools of $468,000 [2003 - $191,000] to offset future taxable income.  In addition, the Company has $705,000 of available investment tax credits at December 31, 2004 to apply against future taxes payable.  These amounts  can be carried forward indefinitely and have been included in the calculation of the above future income tax assets. However, these future tax assets have been offset by a full valuation allowance and are not recognized in the Company’s financial statements as at December 31, 2004 and 2003 due to the uncertainty of realization.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 34.4% [2003 – 34.4%; 2002 – 35.6%] statutory tax rate, at December 31 is:

	2004	2003	2002
	$	$	$

Income taxes at statutory rates	(3,625,000)	(4,624,000)	(3,096,000)
Stock-based compensation not deductible	654,000	510,000	—
Increase in valuation allowance	3,245,000	4,833,000	3,432,000
Investment tax credits	(315,000)	(147,000)	—
Share issue costs not deductible	2,000	(666,000)	(546,000)
Impact of change in tax rates on future income taxes	—	161,000	217,000
Other	39,000	(67,000)	(7,000)
	—	—	—

11. COMMITMENTS AND CONTINGENCIES

[a]

As disclosed in note 4[c], the Company has a contingent loan balance which totals $15,121,045 as at December 31, 2004 [2003 - $13,726,265]. This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

[b]

The Company has a $605,000 deposit at a financial institution that is serving as collateral for a letter of credit.  The letter of credit has been pledged in favour of the Kivalliq Inuit Association (“KIA”) under the term of a commercial lease agreement with the KIA, dated November 30, 2004.  The deposit is bearing interest at market rates.  The deposit will be returned when the Company has satisfied its legal obligations with respect to site reclamation at the Meadowbank mineral property in Nunavut (see Note 8).

[c]

The Company has committed to use certain third party mobile equipment between 2005 and 2007. Whereas the ultimate commitment amount will depend on usage, the maximum commitment amount is approximately $4 million.

[d]

The Company has employment agreements in place with various key employees which establish compensatory terms, including annual salary, employee benefit entitlements and termination benefits.  Three of these agreements also provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future.  As of December 31, 2004, the estimated contingent payment with respect to such bonuses is approximately $1.2 million, none of which has been accrued.

[e]

The Company is committed to future minimum annual rent payments under operating lease agreements over the next three years as follows:

$

2005	221,556
2006	190,000
2007	159,000

12. FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, reclamation deposit, accounts payable and accrued liabilities, and capital lease obligations approximates their respective carrying values at December 31, 2004 and 2003. The fair value of the non-recourse loan from joint venturer in the amount of $15,121,045 [2003 - $13,726,265] cannot be reliably determined due to the uncertainty of the timing of the future cash flows [see note 4[c]].

The fair value of the Company’s cash and cash equivalents and short-term investments is disclosed in Note 3.

13. INVESTMENTS IN PUBLIC COMPANIES

Investments in public companies include the following as at December 31:

	2004	2003
	$	$

Eurozinc Mining Corporation [a]	88,800	264,000
Lithic Resources Ltd. [b]	-	-
Other	405	405
	89,205	264,405

[a]

Eurozinc Mining Corporation

During 2004 the Company sold 2,920,000 shares [2003 - 266,666 shares] of Eurozinc for proceeds of $1,730,609 [2003 - $57,113], resulting in a gain on sale of $1,555,409 [2003 - $41,113]. During 2002, the Company recorded a $261,434 write-down in its investment when Eurozinc suffered a decline in market value that the Company determined was other than temporary.

The market value of the Company’s Eurozinc shares based on the quoted share trading price at December 31, 2004 is $1,036,000 (1,480,000 shares at $0.70 per share). This amount may not be reflective of what the Company would realize on liquidation of its investment.

[b]

Lithic Resources Ltd.

In the period from January 1, 2002 to June 7, 2002, the Company had significant influence over Lithic Resources Ltd. (“Lithic”) and this investment was accounted for under the equity method.  The Company’s share of Lithic’s loss in this period was in excess of the investments carrying value of $9,617 and accordingly, the carrying value of this investment was reduced to $Nil.

On June 7, 2002, Lithic completed a restructuring that involved the issuance and consolidation of common shares, and replacement of its Board of Directors. As a result of this restructuring, the Company’s interest in Lithic was reduced from 24.1% to 19.1% during 2002 and the Company no longer maintained representation on Lithic’s Board of Directors.  Since the loss of significant influence on June 7, 2002, this investment has been accounted for on the cost basis.

The Company’s investment in Lithic was diluted in 2003 to an interest of 11.5% as at December 31, 2003.  During the year ended December 31, 2004 the Company’s investment was further diluted to 8.4%.  The quoted market value of these shares at December 31, 2004 is $208,912 (1,392,744 shares at $0.15 per share). This amount may not be reflective of what the Company would realize on liquidation of its investment.

14. SEGMENTED INFORMATION

The Company conducts its business as a single operating segment, being the acquisition, exploration and development of mineral properties.  All mineral property interests and capital assets are located in Canada.  All of the Company’s revenues are derived from Canadian sources.

15.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Had the Company followed U.S. GAAP, certain items on the statements of loss and deficit, and balance sheets would have been reported as follows:

Statements of loss and deficit -	2004 $	2003 $	2002 $

Revenue	3,158,354	1,970,611	909,305
Exploration and development costs	(9,040,483)	(11,518,663)	(7,992,078)
Other expenses	(4,490,270)	(3,471,853)	(1,562,766)
Net loss, before change in accounting policy	(10,372,399)	(13,019,905)	(8,645,539)
Cumulative effect of change in accounting policy [b]	—	240,084	—
Net loss	(10,372,399)	(12,779,821)	(8,645,539)
Reconciliation: Net loss, Canadian GAAP Adjustments to:	(10,531,543)	(13,434,439)	(8,697,097)
Site closure costs [b]	—	240,084	(219,493)
Gain on investment in Eurozinc [c]	159,144	14,534	261,434
Share of loss of equity accounted investees [d]	—	—	9,617
Premium received on flow-through shares [e]	—	400,000	—
Net loss, US GAAP	(10,372,399)	(12,779,821)	(8,645,539)
Comprehensive loss [c], [d], [h]	(10,902,746)	(11,453,706)	(8,925,539)
Net loss per share (U.S. GAAP, basic and diluted)	$0.19	$0.28	$0.26

Balance sheets -	December 31, 2004		December 31, 2003
	Canadian basis $	U.S. basis $	Canadian basis $	U.S. basis $
Assets
Current assets [e]	37,902,693	37,902,693	47,112,577	47,112,577
Mineral property interests [a]	8,246,083	8,890,378	8,246,083	8,890,378
Capital assets, net	4,676,302	4,676,302	3,679,703	3,679,703
Reclamation deposit	605,000	605,000	—	—
Investments in public companies [c], [d]	89,205	1,245,317	264,405	1,791,720
	51,519,283	53,319,690	59,302,768	61,474,378

Liabilities and shareholders’ equity
Current liabilities	891,527	891,527	1,330,619	1,330,619
Accrued site closure costs	443,759	443,759	340,000	340,000
Capital leases, long term portion	197,088	197,088	549,696	549,696
Shareholders’ equity
Share capital [a], [e], [f]	112,404,856	107,292,334	110,806,463	105,688,663
Contributed surplus	3,313,940	3,313,940	1,481,612	1,481,612
Accumulated other comprehensive
income [c], [d]	—	1,236,774	—	1,767,121
Deficit [e], [f]	(65,731,887)	(60,055,732)	(55,205,622)	(49,683,333)
Total shareholders’ equity	49,986,909	51,787,316	57,082,453	59,254,063
	51,519,283	53,319,690	59,302,768	61,474,378

[a]

Mineral property interests

Under Canadian GAAP, the warrants attached to the shares issued as consideration for the acquisition of a mineral property interest [see note 4[a]], were not separately valued. Under US GAAP, the fair market value of the warrants must be recorded as a cost of the mineral property interest, in accordance with FASB Statement No. 123.

[b]

Accrued site closure costs

In 2003 the Company adopted FASB Statement No. 143, Accounting for Asset Retirement Obligations (FAS 143) which is consistent with the provisions of CICA 3110 which the Company also adopted for Canadian GAAP reporting in 2003.  However, US GAAP requires that FAS 143 be adopted on a retroactive basis with a cumulative effect of the accounting change of $240,084 credited to earnings in 2003, whereas Canadian GAAP requires retroactive adoption with restatement of prior year financial statements. Therefore, the Canadian GAAP statements of loss for the years ended December 31, 2003 and 2002 are different under US GAAP.  The Company’s balance sheet at December 31, 2004 and 2003 is the same under US and Canadian GAAP.

[c]

Investment in Eurozinc Mining Corporation (“Eurozinc”)

The Company’s investment in Eurozinc is classified as an available-for-sale investment under FASB Statement No. 115 Accounting for Certain Investments in Debt and Equity Securities. As a result, this investment is recorded at fair value on the balance sheet with changes in the fair value recorded as other comprehensive income. The fair value of the Eurozinc investment is $1,036,000 at December 31, 2004 [2003 - $1,276,000; 2002 - $466,666].

The cost base of the Eurozinc investment under US GAAP of $8,138 at December 31, 2004 [2003 - $24,194] is lower than the Canadian GAAP carrying value.  Due to the lower US GAAP cost base, the gain on sale of Eurozinc shares during the years ended December 31, 2004 and 2003 is higher under US GAAP than under Canadian GAAP.  In addition, the $261,434 write-down of the Eurozinc investment recorded in 2002 under Canadian GAAP was not recorded under US GAAP because the US GAAP cost base was lower than the fair value of the investment.

[d]

Investment in Lithic Resources Ltd. (“Lithic”)

The Company’s investment in Lithic is classified as an available-for-sale investment under FASB Statement No. 115 Accounting for Certain Investments in Debt and Equity Securities. As a result, this investment is recorded at fair value on the balance sheet with changes in the fair value recorded as other comprehensive income. The fair value of the Lithic investment is $208,912 at December 31, 2004 [2003 - $515,315].

Due to the expensing of exploration costs under US GAAP prior to 2001 for the Company’s equity accounted investment in Lithic, the Canadian GAAP write-down of $9,617 in 2002 was not recorded under US GAAP.

[e]   Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) and renounce the related income tax deductions to the investors (see note 9[b]).  Under Canadian GAAP in prior years, the full amount of funds received from flow-through share issuances was recorded as share capital.  Under US GAAP, the premium paid for the flow-through shares in excess of the market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

Furthermore, under US GAAP, and notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the balance sheet date are separately classified as restricted cash.  Such amount unexpended at December 31, 2003 was $2,368,522.

[f]

Share issue costs

Under Canadian GAAP, share issue costs have been charged directly against the deficit but under the U.S. GAAP they must be charged against share capital.

[g]

Stock-based compensation

In the year ended December 31, 2003 the Company adopted the fair value based method of accounting for employee stock compensation as prescribed by FASB Statement No. 123 Accounting for Stock-Based Compensation. The Company has chosen to adopt the fair value based method on a prospective basis from January 1, 2003 as permitted by FASB Statement No. 148 Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. The prospective adoption of this new US GAAP policy creates no differences with the Company’s stock compensation expense reported under Canadian GAAP.

Previously under US GAAP, the Company accounted for its employee stock option plan under the principles of Accounting Principles Board Opinion No. 25 (“APB 25”) Accounting for Stock Issued to Employees and related Interpretations. No compensation expense was recognized under APB 25, because the exercise price of the Company’s employee stock options was equal to the market price of the underlying stock on the date of the grant.

[h]   Comprehensive loss

The Company’s comprehensive loss is comprised as follows for the years ended December 31:

	2004	2003	2002
	$	$	$

Net loss, US GAAP	(10,372,399)	(12,779,821)	(8,645,539)
Change in net unrealized gains on available-
for-sale investments	(530,347)	1,326,115	(280,000)
Comprehensive loss	(10,902,746)	(11,453,706)	(8,925,539)

 [i]    Comparative figures

Certain prior year amounts have been reclassified to conform with the current year’s presentation.

[j]

Recently issued accounting pronouncements

On December 16, 2004, FASB issued Statement No. 123(R), Share-Based Payment. This standard requires all share based payments (including employee stock options) to be measured at fair value and included in earnings.  Statement 123(R) is effective at the beginning of the first interim or annual reporting period commencing after June 15, 2005.  The Company currently applies a similar accounting policy under US GAAP and does not expect that the adoption of Statement 123(R) will have a material impact on its financial statements.

The Emerging Issues Task Force of the FASB has as part of its agenda a review of a broad range of accounting matters related to the mining industry.

16. SUBSEQUENT EVENT

Subsequent to year-end, the Company sold 805,000 shares of Eurozinc Mining for net proceeds of approximately $0.7 million, resulting in a gain of approximately $0.6 million.

CORPORATE DATA

Corporate Office
Suite 950, One Bentall Centre
505 Burrard Street, Box 72
Vancouver, British Columbia
Canada V7X 1M4
Tel 604-608-2557
Fax 604-608-2559
E-mail info@cumberlandresources.com
Website www.cumberlandresources.com

Baker Lake Office
QDC :15
Baker Lake, Nunavut
Tel 867-793-4610
Fax 867-793-4611
Mailing Address:
General Delivery
Baker Lake, Nunavut X0C 0A0

Exchange Listing
Toronto Stock Exchange (TSX:CLG)
American Stock Exchange (AMEX:CLG)

Number of Shares
(at December 31, 2004)
Issued 54,973,941
Fully Diluted 58,242,569

Legal Counsel
Gowling, Lafleur and Henderson, LLP
Vancouver, British Columbia

Registrar and Transfer Agent
Computershare Trust Company of Canada
Vancouver, British Columbia
Tel: 1-800-564-6253
E-mail: service@computershare.com

Auditors
Ernst & Young LLP
Vancouver, British Columbia

Directors
Walter T. Segsworth C - Chairman
Kerry M. Curtis - President and Chief Executive Officer
Abraham I. Aronowicz A,C
Richard M. Colterjohn A,B,C
Glen D. Dickson
J. Michael Kenyon B
Jonathan A. Rubenstein A,B

A Member of Audit Committee
B Member of Corporate Governance Committee
C Member of Compensation Committee

Senior Officers
Kerry M. Curtis, P.Geo. - President and Chief Executive Officer
Michael L. Carroll, C.P.A. - Chief Financial Officer and Corporate Secretary
Brad G. Thiele, P.Eng. - Vice President, Meadowbank Project Development

Managers
Gordon I. Davidson, P.Geol. -Exploration Manager, Canada
Craig Goodings, M.Sc. - Manager, Environmental and Regulatory Affairs
Betty Goyette - Office Manager
Roger B. March, P.Geo. - Senior Project Geologist
Stuart D. McDonald, C.A. - Corporate Controller and Principal Accounting Officer
Joyce L. Musial, B.Sc. (Hons) - Manager, Investor Relations

Investor Relations Contact
Joyce Musial, Manager, Investor Relations
Tel 604-608-2557
Fax 604-608-2559

Annual and Special General Meeting
The Annual and Special General Meeting will be held on Thursday, June 9, 2005 at 2:00 p.m. (local time) in the Georgia A Room, Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia.